Filed by Nebula Caravel Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Nebula Caravel Acquisition Corp.

Commission File No. 333-253110

The following transcript is from a webinar that was made available on the SPACInsider website on April 2, 2021.

SPACInsider

Nebula Caravel Acquisition Corp. and Rover

Business Combination

March 31, 2021

SPACInsider: Nebula Caravel Acquisition Corp. and Rover Business Combination, March 31, 2021

C O R P O R A T E      P A R T I C I P A N T S

Nicholas Clayton, Writer and Analyst, SPACInsider.com

Adam Clammer, Chief Executive Officer, Nebula Caravel Acquisition Corp. and Co-Chief Executive Officer, True Wind Capital

Aaron Easterly, Co-Founder and Chief Executive Officer, Rover

Tracy Knox, Chief Financial Officer, Rover

P R E S E N T A T I O N

Nicholas Clayton

Good afternoon, and welcome to SPACInsider’s live webinar to discuss the business combination of Nebula Caravel Acquisition Corp. and Rover.

In a few moments, the Management Teams of both companies will give a brief presentation, which will be followed by Q&A. You can start submitting your questions at any time by clicking the Q&A button at the bottom of your screen, and we will then turn to those as soon as the presentation is over.

With that, I will now introduce Adam Clammer, CEO of Nebula Caravel and Founder of True Wind Capital. Adam?

Adam Clammer

Thank you for the kind introduction.

For background, True Wind is a private equity firm focused on partnering with transformational technology businesses. We’ve been very fortunate to have been involved in some very exciting IPOs over the years, including GoDaddy, Avago, NXP, Jazz, and most recently Open Lending. Open Lending was our first De-SPAC. It has really been a home run. Since we closed last June, the stock is up 250% in the last nine months.

We believe Rover has all the ingredients to be a huge success over the very long term in the public markets. At its core, Rover is the leading marketplace for pet services. I don’t want to steal Management’s thunder, but, basically, this is like the Airbnb or the Etsy of the pet category.

The company addresses a huge market. There’s a $10 billion direct market and a $60 billion shadow market, with strong tailwinds. Normally, these markets would grow at 2x to 3x GDP, but given the recent explosion in pet adoption, combined with the resumption of travel and go-back-to-work, we think this business will double over the next year. Like most marketplace models, the winner seems to generate most of the economics in a segment, and Rover is 10 times the size of their nearest competitor.

Finally, and perhaps most importantly, this is a company with a world-class, public-company-ready Management Team. They’re very driven by their mission of bringing the love of pets to more people, and driven by the metrics of building a profitable, category-killer in a huge market.

COVID had a significant and negative impact on this business and Management made a very difficult decision last year to streamline their business to maintain their investments in the platform. Now that the economy is recovering and people are going back to work, Rover approached us about doing a SPAC to raise capital to, really, increase their customer base and market presence.

We’re super-excited to call Aaron Easterly, the Founder and CEO of Rover, and his incredible team our partners, and we’re supporting this transaction with up to a $50 million additional investment from our private equity fund.

The current ticker for our SPAC is NEBU and the stock will trade under the ticker ROVR following the closing, which we expect to take place sometime at the end of April.

With that, I’ll hand it over to Aaron to walk through the business.

Aaron Easterly

Thanks, Adam.

As Adam mentioned, one of the unique things about Rover is we’re a very mission-driven company. We believe in the unconditional love of pets. We think it’s a human tragedy that more people don’t have pets in their lives. Our view is that concern around not being home enough is one of the primary impediments to pet owners, “I work long hours,” “I’m single,” “I live in an apartment with no yard.” At Rover, we believe that if we make the logistics of pet care simple, affordable, convenient, high-quality, that more people will opt into the joys of pet ownership, which also has a nice dynamic of increasing the size of our market.

We’ll go through a brief presentation today and then open up for questions.

First, Rover at a high level. Rover has grown fast from its inception. We were on pace to do over $500 million in gross sales before COVID hit—we’ll talk more about COVID in a minute—but we’ve had continued momentum over the year. We’ve had 2 million plus households book services on the demand side of the platform, over $0.5 million paid out the supply side of the platform. The business is mostly driven by loyal customers and repeat usage. In any given month, 80% or 90% of our bookings are repeat, and 70% of customers plus come back and eventually rebook with Rover. Typically, our earn-back on marketing is about four months. As Adam mentioned, we’re roughly 10 times the size of the next biggest player.

But, one of the most exciting things for us about the business is the business is mostly about growing the category. The vast majority of our business are people that were relying on friends, family and neighbors, until they discovered Rover. We offer two primary segments in our business, overnight services and daytime services. We launched in 2012 with overnight services, largely to get around what to do with your animals when you travel out of town on vacation, and then in late 2015, we entered daytime services, which is largely around how to care for your animals when you’re at work. Overall, the business is roughly 70% in the overnight segment.

The pet industry is just a great industry. Two-thirds of U.S. households own pets and another 20% have had a pet. Over 40% of households have a dog. But, it’s not just that more people are becoming pet owners over time, it’s that people’s emotional relationships with their animals are changing. Ninety-five percent of pet parents view their animals as part of their family. Seventy-six percent, if you actually ask them, “Are you an owner or are you a parent?” they answer parent, and with this humanization of cats and dogs, you see an increasing prioritization on their needs and you see spend rise. Pet industry spend rises both through increased adoption and also increased share of wallet. This is a nice tailwind to our business.

More specifically, it’s the service side of the industry that we’re most excited about. The non-veterinarian commercial services for pets is about a $10 billion opportunity in the U.S., but it only has about 10% penetration. The entire U.S. pet industry is about $95 billion and largely driven by categories that are almost entirely penetrated. Almost all pet owners by pet food, most by treats and toys, most eventually take their pets to the vet, but only 10% of households pay for commercial services when leaving town. We view that other 90% as the shadow market and it’s the bulk of the opportunity in our business.

You can do the math on how big of an opportunity that is, how many households have pets, how often they travel out of town, what’s a low assumption on a reasonable price per night of pet care, and you would quickly get to that the existing U.S. opportunity for non-veterinarian pet services in the U.S. is roughly $80 billion, and over the next decade, as spend per pet increases and pet ownership goes up, we expect that to be a $113 billion opportunity, just non-veterinarian pet services that we currently offer in just the U.S. The global opportunity is that much bigger.

For us, though, this isn’t a theoretical exercise. The vast majority of our business is actually opening up the shadow market. On the demand side, two-thirds of our customers come from people who were previously using family, friends and neighbors to care for their pets when they’re away from home. We do take share from vets that offer boarding services, we take share from traditional kennels, we take share from boutiques and local dog walkers, but the vast majority of the business is eating into that 90% who had previously opted out of commercial services.

On the supply side, there’s a similar, but even more extreme, dynamic. Ninety-eight percent of our service providers are new to offering commercial services. The people that offer care in Rover are animal lovers, first and foremost. Many of them have full-time jobs or going about the rest of their life, but love to have other animals in their house, or to check in other animals during the day. This commitment to animals and the love of the space is a key differentiator in how we offer our services.

The business has powerful network effects which drives the competitive advantage. Because 98% of our service providers are new to offering commercial services, this is a group of service providers where not much is known about. Rover is the only scaled marketplace that actually has data and information on these service providers. This allows us to get increasingly smart about how the marketplace operates. As our business grows, we get more bookings, and as we get more bookings, we collect data, not just on the bookings, but even the interactions prior to the bookings, how responsive are people, how they do with the meet-and-greet, do they make people feel comfortable. We take this data, along with a lot of information on satisfaction and repeat usage and use it to inform better matches, and as the matching algorithm gets better in our technology, we see bookings go up once again. This creates a virtuous cycle for us that repeats over and over.

It happens, though, in three unique ways. As someone goes to our app and we show them a group of providers for dog walking or dog boarding that are phenomenal, they’re more likely to turn into customers. This makes our marketing expenses more efficient over time and increases our new bookings. As everyone’s first experience on Rover is that much more likely to be amazing, they’re more likely to come back. So, as we collect data and we improve our matching, we also see our cohorts and our repeat bookings go up, and as more of the business shifts to repeats and people associate the experience with Rover, we see our word-of-mouth go up, as well. This allows for us to increase free acquisition as the business grows.

Some businesses become increasingly dependent upon paid marketing to scale. Rover is a unique business in the sense that our word-of-mouth actually grows as a percentage of customer acquisition, not just in absolute levels, and to drive that point home, the black line represents our market expenses as a percent of total sales, and you see that plummeting over time. The green and the blue line represents what percentage of our customer acquisition is from word-of-mouth. In our most mature markets, over 50% of customer acquisition is coming from word-of-mouth or referral. Outside of the top 10 markets, it’s 44%. But, the trajectories are similar. As markets mature, this number goes up, and markets outside the top 10 are on the same trajectory, they’re just a little bit behind. This serves as a powerful way to keep Rover growing cost-effectively into the future.

Going a little bit deeper into our repeat usage, Rover’s also unique in the sense that we’ve had increasing loyalty over time. This chart looks at the average number of bookings or transactions per customer a certain number of months after their initial booking. Because Rover is a travel-related business, there’s seasonality in these numbers and it’s important to look at the same month year-over-year. These are our January cohorts.

Over time, the average customer has come back more and more frequently, and in pretty dramatic fashion. We used to get about two-and-a-half transactions per customer in the first year, and now we typically get five-and-a-half. This is a pretty dramatic improvement. But, it’s not just that these curves have been going up over time, in an environment where we’ve actually had a higher take rate, it’s also that the shape of the curve is interesting. If you look after Month 12, the curves almost become straight lines, and they don’t flat-line. The way to interpret this is that Rover almost operates as if it’s a consumer subscription with no incremental churn after 12 months, and when you look at our revenue retention as a percentage of year one spend, you see exactly that. There is some drop-off between year one and year two in our revenue per customer, but after that it’s basically the same percentage of year one for all subsequent years. This creates a powerful dynamic in scaling the business over time.

Our cohorts have gained, which allows us to reinvestment into marketing, but the cohort gains have been divided between both better retention, which is the chart on the left, our percentage of customers that come back and rebook with us has been going up over time, as well as more loyalty and higher velocity from the customers we do retain. So, the people that come back don’t just come back at a higher rate, they come back more and more frequently. This has been partly aided by our rollout of additional services. So, as we’ve increased the number of service offerings on Rover, we give reason for people to come back more and more frequently.

This data largely looks past the COVID dynamics, but we did include the COVID dynamics for the 2020 cohort to be illustrative of what we see. The 2020 cohort were actually on a trajectory to be our best ever, surpassing ’17, ’18 and ’19, until COVID hit. Initially, the transactions slowed down quite a bit, but after a period, they proceeded to continue up and to the right. We expect our customers to come back over time.

The COVID dynamic is important for our business. On one hand, it forced us to make some very difficult choices on managing our expense structure, because we didn’t know how long the pandemic was going to last. On the other hand, COVID actually is providing an additional tailwind, in addition to the tailwinds inherent in our business. We expect that there will be a material travel recovery, as third-party analysts have increased their estimates for the travel industry, and surveys have shown that people are eager to travel and travel for longer durations. But, as part of the lockdowns and part of people spending more time at home, the annual growth rate in pet adoption quadrupled, so we have a huge influx of new pet owners that are going to be traveling much more frequently. This represents a unique opportunity for Rover, in addition to the tailwinds inherent in our business. We’re really excited about the future.

We’re excited about the future not just for the next year or two, which we expect to be outsized growth, but over the long haul, too. We can continue to expand our services, grow which countries we’re in, increase revenue from non-service offerings and expand our strategic partnerships. That being said, the revenue plan we have put forth only assumes that we operate the service lines and the businesses we’re in today within the geographies that we are in today, so the revenue and the plan assumes no benefit from the additional opportunities that we see ahead of us. We feel very good about the plan we’re putting forward.

The financial projections we put forward show Rover recovering to roughly 2019 levels this year. We’ll be slightly ahead on net revenue as our take rate has drifted up a little bit, and expect to be slightly below on total bookings, but we expect it to be a tale of two halves. In the first half of the year, we’re clearly seeing

COVID impact, despite a pretty rapid recovery, but by the end of the year and into next year, we expect to see normalized leisure travel. So, while the growth rates for 2021 and 2022, at 100%, are large, a big piece of that is being driven by how we’re exiting the years and surpassing the pandemic periods in the prior years. This year, we’ll be surpassing the pandemic period from March to December of 2020, and in ’22, we’ll be surpassing the pandemic period from January to roughly the first half of the year. We expect, if you look at over a longer period of time, the growth rate would be in line with about a 30% CAGR. We expect the long-term growth prospects to be in the 20% to 25% range. We also expect for the business to turn Adjusted EBITDA profitable exiting this year and have profitability going forward.

To give a little bit more transparency into some of the recent dynamics we see in our business, this chart looks at both how we’re doing versus last year and how we’re doing versus two years ago. Remember that our financial plan for this year has us getting back to roughly 2019 levels in 2021. If you look at our gross booking value, or the total sales going through the platform, you see that we’re already entering year-over-year growth just after the first 15 days of March. If you look versus two years ago and the 2019 numbers, you can see that we’re closing in on getting back to normal, too. Again, our full financial year plan has us getting back to 2019 levels for the full year. So, to the degree we’re closing in on it in just the first 15 days of March, that gives us a lot of confidence in the outcome for the year.

With that, let’s open up for questions.

Nicholas Clayton

Great. Thank you very much for that presentation. We’ll now move to the Q&A portion of the webinar.

I’m Nicholas Clayton and I’m a writer and analyst at SPACInsider.com, and I’ll be leading the discussion as the questions come in. I’d like to remind all of our viewers that you can submit questions by clicking the Q&A button at the bottom of your screen, of your Zoom window, and keep them coming.

The first question we had was just, you know, “Given that you’re dealing with all these individual service providers, how do you deal with service providers potentially leaving the platform and going directly to parents and establishing separate relationships off your platform?”

Aaron Easterly

Sure. A couple answers. The first thing to recognize is that if a service is $20, $25, $30, the actual dollars at stake for our take rate is actually pretty small on a per-service-per-night basis, pretty reasonable. That being said, our strategy, that has worked so well and has driven accelerating usage, despite an increase in take rate, is really driven by two things.

The first is we want to have a value proposition that goes beyond just finding someone. A lot of our service providers are new to offering commercial services. They don’t have their own insurance, they don’t have their own website, they don’t have their own technology, they don’t have a mechanism to process payments, they don’t have a calendar in their scheduling system, they don’t have an app for booking or for tracking dog walks. So, by providing a lot of the tools to facilitate care delivery, we provide a sticky value proposition.

Our customers on the demand side actually expect, and want to see, the GPS tracking of a dog walk and the distance the dog walked, and it’s helpful to know whether or not a dog went to the restroom, if you’re trying to decide whether or not to leave work early. They also want to see the photos and the videos and the updates during their stay. They also don’t want to have to re-enter and re-educate people on care instructions every time they use a new provider, as well as updating emergency contact information. All these benefits are only available if you continue to transact through the platform. It makes it easy and convenient for both sides of the marketplace. So, this adds an enduring value proposition.

In addition, the Rover guarantee acts as a financial backstop. If a dog were to get injured, such as tumbling the stairs or running through a thorny bush and vet care is needed, Rover covers that. Vet bills can be expensive, so both owner and provider take on financial risk by not transacting through the platform. In addition, that also covers sitter liability, so the risk of getting sued is also something that could happen if people take business off platform. We think it’s a strong value proposition for people.

But, the second strategy, similar to the rest of our business, is to use analytics, data and data science, but to be smart about how we reward good behavior. Rover sees which providers are getting repeat business, and we also have a good understanding of how much repeat business we expect to see. Providers that do a really good job servicing customers and get a lot of repeat business, they move up in the marketplace and we give them additional future business. So, providers that keep business on platform actually are rewarded financially by receiving more future business, and less so for other providers. This creates a powerful incentive for someone who wants to grow their revenue to continue going through the platform. It has worked very well, and is part of the reason that cohorts have gone up so much over time.

Nicholas Clayton

Great, and another question we have here is—perhaps one for Adam—someone asking if the completion date has been determined, if so, when is it, and so could you just give a bit of an update on sort of the timeline there?

Adam Clammer

We haven’t announced the date or mailed out the final document, but assume late April deal, vote and closing.

Nicholas Clayton

Okay, great, and another good, long question here, back to Aaron. “Do you have any future plans to leverage your marketplace you’ve built as a hub for distribution of other pet products and services, like telehealth for pets, prescriptions, pet food, etc.? Also, are there any plans to provide software for professionals to build their business on the supply side? It seems like you may going in these directions with the inclusion of new services, like grooming. The optionality seems like at 25 times plus potential for the marketplace with clear options, demonstrated by adjacent pet products and services, as well as software and marketplaces in other verticals.”

Aaron Easterly

The answer is yes. There’s always a balance between wanting to be very clear about what we have high confidence in and what our immediate plans are, but also communicating how excited we are about the broader opportunities.

As you mentioned, we are going to be—or we plan to be rolling grooming out nationwide later this year. The grooming experience is not ideal for pet owners. It’s not uncommon for grooming salons to be 10:00 to 4:30 or 9:30 to 5:00 on weekdays, it’s not convenient. A lot of dogs also get really scared when they go to a groomer. So, an in-home experience can be a great solution for a lot of people, and we’re excited to roll that out.

But, yes, we have plans to look at things in adoption or ancillaries around the vet space, or potentially training, as well as non-service offerings, including experimenting with certain products that we can sell to our customer base, as well as rolling out to other geographies. So, yes, we do have plans to do a lot of that. We just haven’t put it in the financial model.

Nicholas Clayton

Sure, sure. Another one here is, “Could you talk a little bit about the skill set of the rest of the Management Team, CFO, COO, CMO, etc., and how many core leadership changes are there going to be in the near or longer term, if any?”

Aaron Easterly

Sure. We didn’t see a lot from the Management Team, but I’d say a lot of our Management Team have been executives at public companies previously, it’s a very experienced team—or the vast majority have been at the senior level. Also, a huge percentage of our execs have been in marketplace businesses. I, personally, have been doing online marketplaces for about 20 years. The category isn’t that old. So, I’ve been doing it pretty much from early in the Internet days. I really only planned to be an academic economist, and so online marketplaces is kind of way for someone who is an economist to actually go do stuff in the real world, and I happen to love tech startups and I happen to be an animal lover, and so Rover is a perfect fit.

But, Brent Turner, our COO, also has a decade-plus marketplace experience. Tracy Knox, our CFO, has been the CFO of a public company, two prior public companies, so very experienced with public markets and public company investors. We have more details on some of the backgrounds of our executives more broadly on our website, but the high level is experience, that has worked at public companies multiple times.

Regarding executive changes, it’s possible there may be some promotions for certain roles, as we’ve continued to build out the team. We don’t—we, of course, hope not, or hope that there’s not a lot departures, I don’t think that there will be, and we aren’t planning to have any forced departures of the senior team.

I think the question really comes around, “Hey, are there certain functions that, as you get to a level of scale, it makes sense to have some dedicated people in?” It’s possible we would look at the right way to address ongoing evaluation of M&A opportunities, so that could look like hiring a VP of CorpDev. As we scale our international business, that could require more seniority, over time, over there, as well. But, we’re not expecting wholesale changes.

Nicholas Clayton

Okay, great. Another question is, “What is Rover’s take percentage per one dollar spent by a customer? Does it vary by service category?”

Aaron Easterly

The blended average right now is about 23.5%, give or take. We have an old scheme and a new scheme. The old scheme has a little bit higher take rate, about $0.25 of the dollar, about, and so as more people are on the new scheme versus the old scheme, the weighted average kind of drifts up a little. For those that are paying attention to some of the financial dynamics in the plan, you’ll notice that there’s a little bit of a drift up in take rate, but that’s not being driven by a change in the scheme, it’s just this drift up due the percentage of people on the new scheme, is kind of what’s going on. So, we won’t be doing anything differently, it’ll just naturally drift up closer to 25% over time.

Nicholas Clayton

Okay, great. Another one here is, “Can you explain the sources and uses if all investors who redeem do so, and can you comment on the company’s capitalization post-merger in that scenario?”

Aaron Easterly

Sure, I’ll take a crack at that, maybe, if I understood it right, and then I’ll hand it over to Adam or Tracy. I think the premise of the question was if everyone redeems, what are the sources and uses. In that case, we will have the $50 million PIPE—and, by the way, we hope that’s not the case and we don’t expect that to be the case, but if that we’re to happen, we’d have the $50 million PIPE and we would have $50 million of the backstop from True Wind’s private equity fund. That would give us $100 million with 100% redemption, and source is from half PIPE, half backstop. Then, the uses would be, 100% of that would go to the balance sheet of the company, in that case.

Tracy Knox

Yes, and I would also just add that there’ll be transaction costs that are covered, as well. So, net of transaction costs, then it will all be added to the balance sheet.

Adam Clammer

Then, Tracy, if you had the existing cash on the balance sheet, what would the net cash number be that you all would have to take advantage of what’s in front of us?

Tracy Knox

We have $60 million of cash, $30 million net of debt.

Aaron Easterly

So, yes, in the case of 100% redemption, which again I hope not is going to happen, I don’t think it will, but even in that case we’ll have over $100 million to deploy to really grow the business, and given the path to profitability we projected, we think that’ll be just fine.

Nicholas Clayton

Okay, great, and “Does Rover typically see competition by other SaaS platforms and who would you say is the biggest competitor from those sorts of SaaS peers?”

Aaron Easterly

There definitely are some SaaS players that have either been used for pet care or, you know, initially targeted, but we haven’t seen anyone get material scale there. I would say the thing that makes a typical SaaS business challenging, as we see it, for in-home services is that a lot of the people offering in-home services, this is a side income, they go about the rest of their lives. They may have a full-time job, they may be a stay-at-home parent. They may be a nurse who works four days a week and has three days off. So, these aren’t people that typically invest in fixed costs for something they’re doing for a passion or part-time. It’s difficult to address that segment with kind of a traditional subscription SaaS offering, and that’s actually a large portion of the types of providers people want to use. People want to know that their pets are going to be—get a lot of human attention, that they’re going to be important, that they’re not just a pay check. So, making use of that animal lover in your neighborhood is really important to us and we haven’t seen a SaaS offering, at least not that I’m aware of, that has materially addressed that segment.

Nicholas Clayton

Okay, great. This is something you touched upon in the presentation, in terms of your retention rate on the supply side, but from a marketing standpoint, how do you evaluate the ROI on your marketing? You also mentioned that a lot of it is word-of-mouth.

Aaron Easterly

Sure. So, we look at ROI on marketing both on a per-channel basis and in aggregate. We typically look at earn-back and then LTV to CAC ratios, and because our cohorts don’t really flat-line, putting the pandemic dynamics aside, there’s not really a lifetime, it’s just a matter of kind of arbitrarily cutting it off at some timeline and saying, okay, that’s our five-year value or our six-year value or our seven-year value, and then compare that versus the customer acquisition cost. Again, we look at that on a channel-by-channel basis and in aggregate.

The vast majority of our marketing dollar is spent on the demand side of the platform. If 40% to 50%, depending upon which market you’re talking about, is word-of-mouth on the demand side, it’s even more organic on the supply side. Historically, we spent, I think, low-single-digits, historically, or into single-digits around marketing for the supply side of the business, but we do think about it in terms of the earn-back with some amount of fixed costs around PR and retainers.

Nicholas Clayton

Okay, great, and another one here is, “Can you talk through how you thought about Rover’s valuation in the context of public comps and recent SPAC transaction multiples?” Adam?”

Aaron Easterly

Well, we had looked at a variety of opportunities to go, and I’ll hand over to Adam for a piece of this, but the premise is that we kind of viewed that eventually we would be trading in the market based on our own merits and we would have the same valuation in either case, and so the kind of valuation wasn’t driving the decision. For us, what was driving the decision is, because of the COVID impact on our business, we wanted to share a lot of data around plans, the assumptions behind future revenue projections, cohort information, and there’s a limit to how much data you can share going through other versions of an IPO process, and so that’s why we chose this route.

Then, in terms of the valuations, let me hand it over to Adam to tell you how he thought about valuation.

Adam Clammer

Sure. Marketplaces today tend to trade off of forward revenues, particularly those that have been impacted by the pandemic, so we really focused in on 2022 revenues, with a long-term EBITDA multiple as a check. If you look at where this deal is priced, at 6.5 times 2022 revenues, and you compare that to other differentiated supply market-leading marketplaces, like in Airbnb or an Etsy, it’s a significant discount and we think that’s appropriate given that this is just like an IPO, and we want to make sure that the investors here see that value arbitrage day one. But, those are really the best comps in the long run. Given the fundamental growth rate of the pet services market outpacing those markets, we think this ought to trade up to where some of those companies are over time, but we’re not comping to Airbnb day one and saying this is going to trade up significantly.

Nicholas Clayton

Sure, sure, and I guess another one for the Rover team is just, “What synergies and value do you see from the True Wind executives in growing Rover over the next two to five years, and do you see—” I guess there’s a second question I’ll ask after that. It’s a two-parter here.

Aaron Easterly

Sure, I’ll take a crack at that and then Tracy can add in, as well. I think True Wind has a lot of great experience with public companies and public company investors. Our investor base, historically, has been VC heavy and our Board has been not just VC heavy, but very early-stage VC heavy. So, as we take on the next phase of Rover’s lifecycle, we thought that’s a valuable set of experience to bring to the table, everything from thinking through governance and how we’ll add to the Board over time, the types of executives and how we think about things like return on capital. So, we think it’s a good perspective that’s stage-appropriate, and the fact that they had experiences with SPACs, the SPAC process, has a private equity fund with a group of LPs that believe in the company has significantly de-risked this transaction, as well, because we felt like we were in partnership with someone who didn’t jump on this SPAC craze, you know, actually was bringing solid investors with it, and that they had a track record with.

Tracy, anything to add to that?

Tracy Knox

I would just add, yes, nothing but impressed with the entire True Wind’s team, very thoughtful partners, in terms of how we approach the transaction and our transition into a public company. So, it’s been tremendously helpful for me to have them as a partner on the other side and be able to bounce ideas off of them and plan for the future.

Nicholas Clayton

Great, and, actually, I think there’s maybe a side of that for you, as well, Adam, in terms of how did you see the synergies and the expertise matching up between True Wind and Rover?

Adam Clammer

Well, I think that, as the company transitions to a different investor base, our experience, as Aaron said, with that investor base, and how to communicate, what to communicate, what metrics to focus on, I think we’ve certainly had some suggestions and some ideas. In a lot of cases, there’s a lot of recruiting that needs to take place to get a business that’s been venture- and growth-, equity-backed-ready to be a public company. That hasn’t been the case here. This team is public company-ready, they’ve got experience in other public companies, so there’s been less of that than is the case in other situations.

Certainly, positioning this story for public investors, making sure we put the right amount of information out for people, and navigating COVID, and how do you build a bridge for people between what this company did when everybody was stuck at home and what they’re likely to do when life resumes, fortunately, we’ve got cohort data going back years, and Tracy and Charlie and the team led the effort, but we were the sounding board to make sure that that would translate for public investors in a way that people could digest and build their own models and really get behind.

Then, I think longer term, thinking about other ways to take advantage of this platform, this channel and the brand to layer on other revenue streams, whether it’s things that we build or things that we buy, or things that we partner for, none of that’s in the plan, but those are all things that we’ve got a lot of experience helping Management Teams think through, and I think there’ll be a lot of those opportunities here.

Nicholas Clayton

Great, and as part of that same question was actually, “Do you foresee a product/subscription offering model similar to BarkBox?”

Aaron Easterly

Well, I would say we continue to experiment with different opportunities to serve pet parents, so I don’t think we’re adverse to looking at anything. I think BarkBox has been very successful with consumers. There’s a handful of other companies that have been very successful with pet parents, as well. But, I don’t think that we have any definitive plans to be a BarkBox.

Nicholas Clayton

Sure, and then another one here is, “What is the best way to think of the retention curve that you were mentioning during the presentation? What is the right level of normalization and flattening, and how do you think the drop from the initial interaction from month three, why is that churn occurring?”

Aaron Easterly

Well, the first thing to understand is that travel is episodic. Some people may travel once a year, some people may travel twice a year, some people may travel three times a year, and so you don’t expect to see everyone again, necessarily, any time soon. Business travelers, obviously, travel more frequently.

But, in terms of why the drop and what alternatives, I’d say we believe that we have some of the best unit economic drivers in the category, but in terms of reasons that people, we may not see them again, it’s possible that someone normally travels by themselves and there’s family that’s at home, and maybe they took a trip as an entire family, if they only need Rover when the entire family leaves, otherwise there’s still people at home. It’s possible that in some cases we remain the backup to a neighbor or a family member. When you look at the repeat usage overall and the overall frequency, we believe we do a really good job of capturing that repeat business after they transact with us once, but it’s possible that in some cases we remain an alternative. Then, of course, it’s possible that there’s dissatisfaction or some leakages, as well. If it’s either of those things, then we think that there’d be additional upside in terms of continuing to improve the core business over time.

Nicholas Clayton

Okay, great. Another one here is, “It sounds like the U.S. opportunity is still largely greenfield, but how do you view international markets?”

Aaron Easterly

International markets are even more wide open. I think, if you look outside U.S. and Canada, there’s no real scaled players. There are some multinational players that span countries, but for the most part, in terms of markets we’ve looked at, it’s still pretty nascent. It’s not uncommon to see one, two, three, four, five companies that kind of look like Rover, doing something similar to Rover, but not at super-big scale.

We did a small acquisition of one of those companies in Europe, focused in Western Europe, a little bit ago, and then globalized our tech platform so it’d be easy for us to launch in every other international market, so we could support different currencies and different languages. That work was done. We migrated the customer base on our platform, and then COVID hit. So, our European business is nascent, and there’s even greenfield, as well, in the sense that they’re also—there may be more Rover-like companies in some of these markets, but there are no really big players, established players that are of material scale, and so we’re excited about that, as well.

More broadly, in the rest of the world, there are similar businesses in some parts of Latin America, some places in Asia. Australia is an exciting market for us at some point, perhaps. But, similar dynamics, and most of those markets, we see companies that have a lot of passion for pets, but have not been able to sustain investment in the data science and the technology, and are kind of—seem to be operating closer to where we operated nine years ago, ten years ago, when we launched. So, it looks similar from a work-flow perspective, but the marketplace just doesn’t hum the same way, at least that’s our perspective when looking at it.

Nicholas Clayton

That’s interesting. I’d just like to remind all of our viewers that we do still have about 15 minutes left, and so if you have any questions you’d like to get in there, there is still a fair amount of time to get those in at the Q&A button there at the bottom of your Zoom window.

One other one that we did have here was—and you touched upon this, but, “Can you provide some insight into the demographics of your pet parents, and your service providers, as well?”

Aaron Easterly

Sure. Let me start with what we know, you know, when you look at geographic mix. We initially got going in the kind of denser, large metropolitan areas, especially those that are kind of tech hubs, where more people are aware of what’s going on in tech, so think Seattle, Portland, San Francisco, maybe Austin. Then, we go into some other cities that may not be quite as well known as tech hubs, but you have a little bit more transient population. So, D.C. was an early great market for us, because with the change of administrations, there’s a lot of people moving in and out of D.C. and may not have an established network of sitters or friends. So, that’s what we had going, but we were actually surprised, a couple years later, like, “Wow! We’re into the 50th largest metropolitan area,” and “Oh, now we’re growing really good in the suburbs and exurbs, and “Wow! We have someone in Alaska doing business?” So, it’s expanded, and now we’re not that far off from just being everywhere.

We define high-density, medium-density, low-density cities—and this is at the city level—and in this definition, about 16% of the U.S. population lives in really high-density cities and it’s 22% of our business. We are a little bit more concentrated in the super-high-density areas, but not wildly different than the actual mix of the population. In this definition, about 45% of the population lives in low-density cities and were 27%, so we’re pushing close to 30%. So, we’re doing a pretty good job of capturing low-density cities, as well. Technically, a little bit more concentrated in denser areas, but not as much as we originally thought it would be.

On the supply side of the business, we skew younger. Noticeably, about 38% of the providers would be in that Millennial, Gen Z category, or maybe 43% Millennials, but on the demand side of the platform, it’s less of a dynamic. We have 20% of people using Rover as a customer on the demand side are in the Boomer generation, a good chunk of Gen X, as well. We’re more universal across age brackets than my intuition would have been, and my suspicion is may be true for other tech companies.

With regards to gender, on the supply side of the platform, we have a little bit more better—or a little bit better visibility to that, in the sense that we go and do background checks on individual providers and we see providers, but we definitely a little bit of a—or we definitely have a skew towards women being service providers. The biggest, single demographic segment on the demand side is women 35 to 45, and on the supply side women 25 to 35.

That being said, on the demand side, we don’t have perfect visibility into it. A lot of households are multi-person households, and just because an account is attached to a specific name, that doesn’t mean it’s not a household that includes two men or two women or a man and a woman, or five people, but if you look at the self-reported on the demand side, there’s also a little bit of a skew towards female.

Nicholas Clayton

Okay, great, and another question we have here is, perhaps, one that both teams can touch upon, which is, “Can you talk a little bit about investor feedback kind of in general, and during the PIPE outreach process, were any adjustments were made on valuation?”

Adam Clammer

Feedback was positive, the PIPE was oversubscribed, and there were no adjustments that were made. It was a very, very quick process, and it was a small PIPE relative to the size of the transaction, so it was a smooth exercise.

Tracy Knox

Yes, and the size of the PIPE was deliberate, we kept it small, just because we didn’t have a need for more cash, and then I would say, on the investor meetings that have taken place since then, a number of frustrated investors that wished they could have participated in the PIPE, would be the theme that I would call out.

Nicholas Clayton

Interesting, and another one here is, “What would you consider to be the biggest risk to Rover’s business moving forward?” Obviously, we’re moving out of the pandemic, so we’ve already seen some things, we’re pulling out of that, but what disasters are yet to come?”

Aaron Easterly

Yes, I think the biggest risk, obviously, is that the populations don’t get vaccinated and/or there’s a variant that is immune to all future iterations of vaccination. I feel pretty good that we’re on the right trajectory around vaccine rollout.

Other risks? People’s emotional relationship with their animals could change. I don’t think that that’s particularly likely. I think the tailwind is about its high. In our type of peer-to-peer marketplace, there’s always versions of regulatory risk, you know, a tax policy, local regulations, and we just want to be thoughtful and engage appropriately with states or municipalities. I think most people get animals and most people want to be—including regulators—want to figure out how good care can be provided to animals, but there’s always a risk around those types of dynamics. There’s, obviously, reputational risk, as well. If Rover’s brand reputation were to go the other direction, that would be bad. Then, there’s risk around scaling both sides of the marketplace. Marketplace businesses require both sides to scale in order for the business to work, and we’ll need to make sure that that happens. We don’t foresee any of those things being big impediments to us growing. We’re very confident in this year and we’re very confident in the trajectory we’re on, but those are some of the categories of risk.

Nicholas Clayton

Okay, great, and this is interesting, following on the PIPE discussion and the fact that you shopped for a relatively smaller PIPE, is asking both, “Can you share what your main plans are for deploying the capital raised, and what would you do if you had another $100 million to deploy?”

Aaron Easterly

Well, I think the interesting thing about the SPAC process, obviously, is there is a redemption decision that creates uncertainty around that. We try to remove that uncertainty via a modest PIPE and the backstop being provided by True Wind. We did not think we needed the full amount of money, and so there was a question of what we would do with it, anyways. That being said, there are businesses or ideas that we are excited about in the pet space, that may be a little bit longer term in nature, or the right entry point may be through M&A. Obviously, if there’s more capital, you have more flexibility of considering different alternatives for entering those spaces without having to go raise an interim round or take on debt, or whatever it is.

But, the biggest uses of the capital is just renormalizing our business. We see an influx of new customers coming in. We want to make sure that we can support them right. We want to make sure we grab as much of the market opportunity as possible during this period of time. We do see some investments in the ongoing technology stack to continue to improve those cohorts, and we do see opportunities to kind of roll out additional services, starting with the grooming, as I mentioned. Those are the primary uses, but more cash, it could be interesting from an M&A perspective or accelerating geographic expansion, as well.

Nicholas Clayton

Great. Another question I see here is, “Who sets the prices on your platform and how much flexibility do your providers have on that front?”

Aaron Easterly

Providers control price. We want to be helpful to them. When providers sign up, we typically have a default price that varies by geography, so they get a sense of the going rates in that area, but they control prices. We will remind them that there’s tools to have holiday rates, that’s different than normal rates. Some take advantage of those tools, some don’t. In some cases, we may give guidance on what types of dynamics result in an ability to charge higher prices or not. There are—I think in some markets there may be limits on how low or high, to the point of not seeming serious. But, in general, providers control price and they control it by service line, and also may set different prices for add-ons, as well.

Nicholas Clayton

I see, and we’ve just got one more right here, and that is, “Would you say you’re stronger on the supply side or the demand side of the marketplace right now, and, also, what are your main organic ways of growing customers, other than word-of-mouth?”

Aaron Easterly

Well, strength is an interesting thing. If you’re saying, hey, which is more of a limiting factor right now, I’d say the demand side is, because traveling has been artificially depressed due to COVID, and so has people going into work. Right now, there’s a lot of people at home and a lot of phenomenal quality people that are willing to care for pets. We think it’s generally helpful to make sure that there’s choice. Pet owners span all income brackets, and so some diversity of options is super-important. You don’t really have a choice if there’s only one person available. So, we think that having available supply, that may not always be booked, is important to give that choice and to ensure high quality, and you can make sure to be using the person you’re excited about using. But, obviously, right now—and historically, for that matter—the demand side of the thing is the thing that requires more investment. Investment on marketing on the supply side has been a very small percentage of the total historically.

Nicholas Clayton

Great, and we do have a bunch more last-minute questions coming in here, and some of them are a little technical, so either side can get involved, and one is just, “Can you expand a bit more as to when the $50 million backstop kicks in? Is it dollar-for-dollar with redemptions, or is there a redemption threshold?”

Aaron Easterly

Adam?

Adam Clammer

We’re the first line of defense. So, to the extent there are any redemptions, we’ll backstop that with our private equity fund.

Aaron Easterly

And it is dollar-to-dollar, and the first line.

Nicholas Clayton

Okay, great, and let’s see, one more here—actually, we’re entering our two final minutes here—is kind of a fun one to touch upon towards the end here, which is, “You’ve been in this business and have been building it for a while now. Do you still get excited rolling into the office?”

Aaron Easterly

I miss the office. You know, getting real for a moment, I love Rover, I love Rover employees, but I miss the dogs quite a bit, too, and my dog misses the dogs. We have a unique office, where the dogs get to come in and interact with their humans and interact with each other, and I miss that dynamic. I yearn for a dynamic where we can celebrate the human pet bonds in a more normal way, so I’m excited to get out of this current phase of managing the business and this current phase of managing humanity and life, but I’m very excited about our mission. I just want to spend more time with animals, not less over time. It’s so fortunate that my passion for tech startups and my passion for animals and my passion for marketplaces came together.

Nicholas Clayton

Well, great. Well, that seems like a great note to end on, and I know that both teams are going to busy in the coming weeks and month, I don’t want to keep anybody here past our ending point, but I’d like to thank all of our viewers for all of their very interesting questions, and thank both Management Teams for being here to answer the questions and give a very superb presentation.

Tracy Knox

Thanks, Nicholas

Aaron Easterly

Thank you.

Adam Clammer

Thanks for having us.